Exhibit 4.1

CERTIFICATE OF AMENDMENT

TO ARTICLES OF INCORPORATION

FOR NEVADA PROFIT CORPORATIONS

(Pursuant to nrs 78.385 and 78.39)

The articles have been amended as follows:

Article IV.

The Corporation is authorized to issue two classes of stock. One class of stock shall be Common Stock, par value per share $0.001. The second class of stock shall be Preferred Stock, par value per share $0.001. The Preferred Stock, or any series thereof, shall have such designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof as shall be expressed in the resolution or resolutions providing for the issue of such stock adopted by the board of directors and may be made dependent upon facts ascertainable outside such resolution or resolutions of the board of directors, provided that the matter in which such facts shall operate upon such designations, preferences, rights and qualifications; limitations or restrictions of such class or series of stock is clearly and expressly set forth in the resolution or resolutions providing for the issuance of such stock by the board of directors.

 The total number of shares of stock of each class which the Corporation shall have authority to issue and the par value of each share of each class of stock are as follows:

Class	Par Value	Authorized Shares
Common	$0.001	360,000,000
Preferred	$0.001	20,000,000
Total:		380,000,000

Stock Split: Upon the filing and effectiveness (the “Effective Time”) pursuant to the NRS 78.385 and 78.390 of this certificate of amendment to Articles of Incorporation of the Corporation, one (1) shares of the Corporation’s common stock, par value $0.001 per share, issued and outstanding immediately prior to the Effective Time shall be converted into three point one four one (3.141) validly issued, fully paid and non-assessable share of common stock, par value $0.001 per share, without any further action by the Corporation or the holder thereof, subject to the treatment of fractional share interests as described below (the “Forward Stock Split”). No certificates representing fractional shares of common stock shall be issued in connection with the Forward Stock Split. Stockholders who would otherwise be entitled to receive fractional share interests of Common Stock shall instead have those fractional shares be rounded up to the nearest whole share. Each certificate that immediately prior to the Effective Time represented shares of common stock (“Old Certificates”), shall thereafter represent that number of shares of common stock into which the shares of common stock represented by the Old Certificate shall have been combined, subject to the rounding up of fractional share interests as described above.